UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Curis, Inc.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

231269101

(CUSIP Number)

September 7, 2016

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No. 231269101	Page 2 of 7

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Aurigene Discovery Technologies Limited 98-1221441
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of India
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 27,328,464
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 27,328,464
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 27,328,464
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 19.6% (1)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)	Based on (i) 129,472,012 shares of the Common Stock, par value $0.01 per share, of Curis, Inc. (the “Issuer”) outstanding as of July 29, 2016, as disclosed by the Issuer in its Form 10-Q for the quarter ended July 30, 2016, which was filed with the SEC on August 4, 2016, plus (ii) the additional 10,208,333 shares of Common Stock of the Issuer acquired by the Reporting Person as described in Item 4 below.

SCHEDULE 13G

CUSIP No. 231269101	Page 3 of 7

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Dr. Reddy’s Laboratories Ltd. 98-0586256
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of India
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 27,328,464 (See item 4 below)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 27,328,464 (See item 4 below)
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 27,328,464 (See item 4 below)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 19.6% (1)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)	Based on (i) 129,472,012 shares of the Common Stock, par value $0.01 per share, of the Issuer outstanding as of July 29, 2016, as disclosed by the Issuer in its Form 10-Q for the quarter ended July 30, 2016, which was filed with the SEC on August 4, 2016, plus (ii) the additional 10,208,333 shares of Common Stock of the Issuer acquired by the Reporting Person as described in Item 4 below.

SCHEDULE 13G

CUSIP No. 231269101	Page 4 of 7

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Dr. Reddy’s Holdings Limited (no EIN)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of India
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 27,328,464 (See item 4 below)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 27,328,464 (See item 4 below)
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 27,328,464 (See item 4 below)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 19.6% (1)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)	Based on (i) 129,472,012 shares of the Common Stock, par value $0.01 per share, of the Issuer outstanding as of July 29, 2016, as disclosed by the Issuer in its Form 10-Q for the quarter ended July 30, 2016, which was filed with the SEC on August 4, 2016, plus (ii) the additional 10,208,333 shares of Common Stock of the Issuer acquired by the Reporting Person as described in Item 4 below.

SCHEDULE 13G

CUSIP No. 231269101	Page 5 of 7

Item 1(a)	Name of Issuer

Curis, Inc. (the “Issuer”).

Item 1(b)	Address of Issuer’s Principal Executive Offices

4 Maguire Road

Lexington, Massachusetts 02421

Item 2(a)	Item 2(b)	Item 2(c)

Name of Person Filing	Address of Principal Business Office or, if None, Residence	Citizenship

Aurigene Discovery Technologies Limited (“Aurigene”)	39-40, KIADB Industrial Area Phase II, Electronic City Hosur Road Bangalore - 560100 Karnataka India	Republic of India

Dr. Reddy’s Laboratories Ltd. (“DRL”)	8-2-337, Road No. 3, Banjara Hills Hyderabad, Telangana 500 034, India	Republic of India

Dr. Reddy’s Holdings Ltd. (“DRHL”)	7-1-27, Ameerpet, Hyderabad, Telangana 500 016, India	Republic of India

Item 2(d)	Title of Class of Securities

Common Stock, $0.01 par value (“Common Stock”).

Item 2(e)	CUSIP Number

231269101

Item 3.	If This Statement is Filed Pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), Check Whether the Person Filing is a:

Not applicable.

Item 4.	Ownership

This Amendment No. 1 to Schedule 13G amends the Schedule 13G which was originally filed on January 18, 2015. This Amendment is being filed to reflect Aurigene’s acquisition from the Issuer of an additional 10,208,333 shares of Common Stock of the Issuer on September 7, 2016. After giving effect to such acquisition, Aurigene’s aggregate total shares beneficially owned are as set forth below.

			Aurigene	DRL	DRHL
(a)	Amount beneficially owned:**		27,328,464	27,328,464	27,328,464
(b)	Percent of class:		19.6%*	19.6%*	19.6%*
(c)	Number of shares beneficially owned by each reporting person with:
	(i)	Sole power to vote or to direct the vote:	27,328,464	27,328,464	27,328,464
	(ii)	Shared power to vote or to direct the vote:	None	None	None
	(iii)	Sole power to dispose or to direct the disposition:	27,328,464	27,328,464	27,328,464
	(iv)	Shared power to dispose or to direct the disposition:	None	None	None

SCHEDULE 13G

CUSIP No. 231269101	Page 6 of 7

*	Based on (i) 129,472,012 shares of the Common Stock outstanding as of July 29, 2016, as disclosed by the Issuer in its Form 10-Q for the quarter ended July 30, 2016, which was filed with the SEC on August 4, 2016, plus (ii) the additional 10,208,333 shares of Common Stock of the Issuer acquired by the Reporting Person as described above.
**	This statement is being filed by Aurigene, which acquired the securities being reported on. This statement is also being filed by DRL, as the parent company and 100% owner of Aurigene, and DRHL, in the event that it could be deemed to “beneficially own” the securities reported on as the result of its ownership of voting securities of DRL. In the event that DRHL could be deemed to “beneficially own” the securities reported on as the result of its ownership of voting securities of DRL, its proportional pecuniary interest in such reported securities would be approximately 24.262%, which would represent approximately 6,630,545 shares of Common Stock of the Issuer. Pursuant to Rule 13d-4, each reporting person declares that the filing of this Schedule 13G shall not be deemed an admission for the purposes of Section 13(d) or 13(g) that it is the beneficial owner of any securities covered by this Schedule 13G, and, without limiting the foregoing, DRHL expressly disclaims that it is the beneficial owner of any of the securities covered by this Schedule 13G.

Item 5.	Ownership of Five Percent or Less of a Class

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

Not Applicable.

Item 8.	Identification and Classification of Members of the Group

Not Applicable.

Item 9.	Notice of Dissolution of Group

Not Applicable.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

SCHEDULE 13G

CUSIP No. 231269101	Page 7 of 7

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 8, 2016

AURIGENE DISCOVERY TECHNOLOGIES LIMITED

By:	/s/ Ashish Lath
Name:	Ashish Lath
Title:	Director of Finance

DR. REDDY’S LABORATORIES LIMITED

By:	/s/ Saumen Chakraborty
Name:	Saumen Chakraborty
Title:	President and Chief Financial Officer

DR. REDDY’S HOLDINGS LIMITED

By:	/s/ G V Prasad
Name:	G V Prasad
Title:	Director